Pulmatrix, Inc.

36 Crosby Drive, Suite 100

Bedford, MA 01730

May 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Pulmatrix, Inc.
Registration Statement on Form S-3
Filed on May 17, 2024
File No. 333-279491 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Pulmatrix, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:30 p.m., Eastern Time, on May 30, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

PULMATRIX, INC.

By:	/s/ Teofilo Raad
Teofilo Raad
Chief Executive Officer and President

cc: Rick A. Werner, Esq., Haynes and Boone, LLP